UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

TURNING POINT BRANDS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90041L105

(CUSIP Number)

Gregory H.A. Baxter
Interim Chief Executive Officer
Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153
(516) 248-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 90041L105
1	NAMES OF REPORTING PERSONS
Standard Diversified Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,978,918

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,978,918

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,978,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Based on 19,723,080 outstanding shares of voting Common Stock of Turning Point Brands, Inc. as of February 28, 2020, as set forth in the Annual Report on Form 10-K of Turning Point Brands, Inc. for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“TPB Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by the Reporting Person to amend the Schedule 13D that was filed on June 12, 2017 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed on behalf of Standard Diversified Inc., a Delaware corporation (“SDI” or the “Reporting Person”).  The business address of the Reporting Person is 767 5th Avenue, 12th Floor
New York, NY 10153.

Set forth in Schedule I is additional information required by Item 2 of Schedule 13D about the principal business of SDI.  Set forth in Schedule II is the information required by Item 2 of Schedule 13D about the identity and background of each person with respect to whom such information in required pursuant to Instruction C. to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Since the filing of the Schedule 13D, the Reporting Person has acquired 136,545 shares of TPB Common Stock as part of the consideration for its sale to a third party of all of the membership interests in a subsidiary the Reporting Person pursuant to the Membership Interest Purchase Agreement (as defined below). Such shares were deemed by the parties to the Membership Interest Purchase Agreement to have an aggregate value of $2,824,438.  Such transaction closed on April 7, 2020.

Item 4.	Purpose of Transaction

On April 7, 2020, pursuant to an agreement between the Reporting Person and the Company (the “Membership Interest Purchase Agreement”), the Reporting Person sold all of the membership interests in its subsidiary through which it operated its outdoor advertising business.  As part of the consideration thereunder, the Reporting Person received 136,545 shares of TPB Common Stock, valued for purposes of such transaction at $20.685 per share, which was the volume average weighted closing price of the TPB Common Stock for the five trading days immediately preceding the date of the transaction.  The foregoing summary is qualified in its entirety by reference to the full text of the Membership Interest Purchase Agreement, which is incorporated by reference as Exhibit 99.1 hereto.

The Reporting Person and the Company have announced that, on April 7, 2020, the Reporting Person, the Company and a wholly owned subsidiary of the Company (“Merger Sub”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), under which the Reporting Person would merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Company (the “Merger”).  Pursuant to the Merger Agreement, each share of common stock of the Reporting Person issued and outstanding immediately prior to the effective time of the Merger (except for shares held by the Company, Merger Sub or any subsidiary of the Company) will be converted into the right to receive a fraction of a share of TPB Common Stock equal to (a) 97% of the total number of shares of TPB Common Stock held by the Reporting Person at the effective time of the Merger, divided by (b)(1) the total number of shares of common stock of the Reporting Person outstanding at such date plus (2) the total number of shares of common stock of the Reporting Person underlying all awards of shares of common stock of the Reporting Person granted under the Reporting Person’s 2017 Omnibus Equity Incentive Plan that are unvested or subject to a risk of forfeiture and awards of restricted stock units relating to shares of common stock of the Reporting Person granted under the plan that will vest immediately prior the effective time of the Merger and were not previously outstanding (the “Merger Consideration”). The closing of the Merger is subject to certain mutual conditions.  The Merger Agreement and the Merger are described more fully in the Current Report on Form 8-K filed by the Reporting Person with the Securities and Exchange Commission on April 8, 2020. Following the Merger, if it is consummated, shares of TPB Common Stock reported herein as being owned by the Reporting Person would no longer be held by the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a) and (b):  The Reporting Person has sole voting and dispositive power over 9,978,918 shares of the TPB Common Stock, constituting 50.6% of the TPB Common Stock.

The persons named on Schedule II have sole or shared voting and dispositive power over the following numbers of shares of the TPB Common Stock, not including the shares of TPB Common Stock owned by the Reporting Person:

Name	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage Ownership
Ian Estus	0	0	0	0	--
Gregory H.A. Baxter (1)	47,933	0	47,933	0	*
Edward J. Sweeney	0	0	0	0	--
Thomas Helms (2)	198,062	0	198,062	0	1.0%
David Wurzer	0	0	0	0	--
David Glazek (3)	0	0	0	0	--
Bradford A. Tobin	0	0	0	0	--
Arnold Zimmerman	2,097	0	2,097	0	--

*  Less than 1%.

(1)  Includes 45,640 shares subject to exercisable stock options.

(2)  Consists of shares of the TPB Common Stock owned by Helms Management Corp, all of the voting capital stock of which is owned by Mr. Helms, who serves as chairman of its board of directors, and all of the non-voting capital stock of which is owned by a trust established by Mr. Helms for the benefit of his children.

(3)  Mr. Glazek is a Partner of Standard General, Mr. Glazek is a Partner of Standard General but disclaims beneficial ownership in shares of common stock held by Standard General or the Funds (as defined in the following sentence).  Standard General serves as investment manager to each of Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (the “Funds”) and, in that capacity, exercises voting and investment control over the shares held by the Funds. Standard General and the Funds beneficially own in the aggregate 10,490,676 shares of the TPB Common Stock, of which 9,978,918 are held by the Reporting Person. Soohyung Kim is the Chief Executive Officer of Standard General and a director of the general partner of Standard General. By virtue of the foregoing, Standard General and Mr. Kim may be deemed to beneficially own, and have shared voting and dispositive power over, all of the shares held by the Funds. Each of Mr. Kim, Standard General and the Funds disclaims beneficial ownership of the shares reported except to the extent of its or his pecuniary interest in such shares. The address of Standard General and its principals is 767 Fifth Avenue, New York, NY, 10153.

The percentage calculations set forth in clauses (a) and (b) of this Item 5 are based upon 19,723,080 outstanding shares of TPB Common Stock as of February 28, 2020, as set forth in the Annual Report on Form 10-K of Turning Point Brands, Inc. for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020.

(c)  Except for the Contribution and Exchange (as defined on Schedule I) and as set forth in Footnote 2 to the table set forth in clauses (a) and (b) of this Item 5, neither the Reporting Person nor any person named on Schedule II hereto effected any transactions in the Company’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d)  See Item 2 above.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Membership Interest Purchase Agreement, dated as of April 7, 2020, by and between Billboards LLC and Standard Diversified Inc. (Filed as Exhibit 2.1 to the Current Report on Form 8-K of Standard Diversified Inc. filed with the Securities and Exchange Commission on April 8, 2020 and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020

STANDARD DIVERSIFIED INC.

By:	/s/ Bradford A. Tobin
Name: Bradford A. Tobin
Title: Secretary and General Counsel

SCHEDULE I

Until recently, the Reporting Person was in the insurance business and outdoor advertising business, and also the owner of a majority interest in Turning Point Brands, Inc.

On April 7, 2020, pursuant to the Membership Interest Purchase Agreement, the Reporting Person disposed of its 100% equity interest in a Delaware limited liability company through which SDI historically operated its outdoor advertising business.

In addition, the Reporting Person previously operated its insurance business through Maidstone Insurance Company (“Maidstone”), its indirect wholly owned subsidiary.  On August 7, 2019, Maidstone consented to the entry of an order of liquidation pursuant to Article 74 of the New York Consolidated Insurance Law (“Order of Liquidation”) with the New York State Department of Financial Services (the “NYSDFS”). On January 14, 2020, the NYSDFS filed a petition for an Order of Liquidation in the Supreme Court of the State of New York, County of Nassau (the “Court”) with respect to Maidstone. On January 21, 2020, the Court issued an order to show cause establishing February 13, 2020 as the date of a hearing before the Court with respect to the Order of Liquidation. On February 13, 2020, the Court conducted a hearing with respect to the Order of Liquidation and, thereafter, approved the Order of Liquidation. At such time, the control and assets of Maidstone vested with the NYS Liquidation Bureau and were no longer under SDI’s control. All Maidstone assets and liabilities were removed from the Reporting Person’s financial statements as of February 13, 2020.

SCHEDULE II
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS
OF STANDARD DIVERSIFIED INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Gregory H.A. Baxter	Executive Chairman of the Board of Directors of the Reporting Person and Interim Chief Operating Officer	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Edward J. Sweeney	Philadelphia Office Co-Managing Partner, CFGI and Interim Chief Financial Officer of the Reporting Person	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Bradford A. Tobin	Secretary and General Counsel of the Reporting Person	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153

Directors*
Ian Estus	Employee of Standard Diversified Inc.; Partner at Estus Outdoor Advertising	See above
Gregory H.A. Baxter	See above	See above
Thomas F. Helms, Jr.	Retired; former Chairman and CEO of Turning Point Brands, Inc.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
David M. Wurzer	Executive Vice President and Chief Investment Officer – Connecticut Innovations	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
David Glazek	Partner of Standard General L.P.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Arnold Zimmerman	President of Catchers Mitt LLC, a marketing consulting company focused on personal care products.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153

Control Persons*
Standard General, L.P.	--	Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153
Mr. Soohyung Kim	Director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General	c/o Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153

* All persons and entities named in this Schedule II are U.S. Citizens.